# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MSG Rangers Corp., CIK 0002132873
CUSIP: 62477J102
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Sarah J. Dodson, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 214-953-6585

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 128,222; shared voting power 734,031; sole dispositive power 128,222; shared dispositive power 734,031; aggregate amount beneficially owned 862,253 (8.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,524,550 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,836; shared voting power 1,188,848; sole dispositive power 5,836; shared dispositive power 1,188,848; aggregate amount beneficially owned 1,194,684 (10.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,118,271 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,470; shared voting power 406,907; sole dispositive power 7,470; shared dispositive power 406,907; aggregate amount beneficially owned 414,377 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,884,305 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,436; shared voting power 404,384; sole dispositive power 3,436; shared dispositive power 404,384; aggregate amount beneficially owned 407,820 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,907,608 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 354; shared voting power 18,782; sole dispositive power 354; shared dispositive power 18,782; aggregate amount beneficially owned 19,136 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,245,972 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of certain trusts described herein (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,321,018; sole dispositive power 0; shared dispositive power 1,321,018; aggregate amount beneficially owned 1,321,018 (11.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 955,726 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of certain trusts described herein (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,136; shared voting power 1,492,100; sole dispositive power 1,136; shared dispositive power 1,492,100; aggregate amount beneficially owned 1,493,236 (13.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 793,563 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as a Trustee of certain trusts described herein (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 17,896; shared voting power 478,426; sole dispositive power 17,896; shared dispositive power 478,426; aggregate amount beneficially owned 496,322 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,808,929 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 161,140; shared voting power 0; sole dispositive power 161,140; shared dispositive power 0; aggregate amount beneficially owned 161,140 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,111,591 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 169,640; shared voting power 0; sole dispositive power 169,640; shared dispositive power 0; aggregate amount beneficially owned 169,640 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,103,091 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 156,444; shared voting power 0; sole dispositive power 156,444; shared dispositive power 0; aggregate amount beneficially owned 156,444 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,116,287 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 316,786; shared voting power 0; sole dispositive power 316,786; shared dispositive power 0; aggregate amount beneficially owned 316,786 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,962,592 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 414,532; shared voting power 0; sole dispositive power 414,532; shared dispositive power 0; aggregate amount beneficially owned 414,532 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,852,437 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 211,245; shared voting power 0; sole dispositive power 211,245; shared dispositive power 0; aggregate amount beneficially owned 211,245 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,055,724 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 220,345; shared voting power 0; sole dispositive power 220,345; shared dispositive power 0; aggregate amount beneficially owned 220,345 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,046,624 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 197,698; shared voting power 0; sole dispositive power 197,698; shared dispositive power 0; aggregate amount beneficially owned 197,698 (2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,069,271 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (CIK 0001505847): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,782; shared voting power 0; sole dispositive power 7,782; shared dispositive power 0; aggregate amount beneficially owned 7,782 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,256,972 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,526; shared voting power 0; sole dispositive power 2,526; shared dispositive power 0; aggregate amount beneficially owned 2,526 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,262,228 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,526; shared voting power 0; sole dispositive power 2,526; shared dispositive power 0; aggregate amount beneficially owned 2,526 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,262,228 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan (CIK 0001513347): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,953; shared voting power 0; sole dispositive power 11,953; shared dispositive power 0; aggregate amount beneficially owned 11,953 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,252,801 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (CIK 0001513359): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 9,351; shared voting power 0; sole dispositive power 9,351; shared dispositive power 0; aggregate amount beneficially owned 9,351 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,255,403 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,264,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust (CIK 0001564760): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,501; shared voting power 0; sole dispositive power 4,501; shared dispositive power 0; aggregate amount beneficially owned 4,501 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,260,253 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Kevyn A. Dolan (CIK 0001871757): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,500; shared voting power 0; sole dispositive power 5,500; shared dispositive power 0; aggregate amount beneficially owned 5,500 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,259,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Kevyn A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Tara E. Dolan (CIK 0001871662): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,500; shared voting power 0; sole dispositive power 5,500; shared dispositive power 0; aggregate amount beneficially owned 5,500 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,259,254 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Tara E. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: MSG Rangers Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Comment: This Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own approximately 89.7% of the issued and outstanding shares of Class B Common Stock of MSG Rangers Corp. (formerly known as MSGS Spinco, Inc.) (the "Issuer"), par value $0.01 per share (the "Class B Common Stock"), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein and (ii) certain trustees of such Group Members (collectively, the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing: The names of the Reporting Persons who are Group Members are: James L. Dolan; Kathleen M. Dolan, individually and as co-trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO James L. Dolan (collectively, the "Dolan Children Trusts", and individually, a "Dolan Children Trust") and as sole trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Patrick F. Dolan; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (collectively, the "2009 Family Trusts", and individually, a "2009 Family Trust"); the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan and the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (collectively, the "CFD 2010 Grandchildren Trusts"); the Marianne E. Dolan Weber 2012 Descendants Trust (the "MDW 2012 Descendants Trust"); the Kathleen M. Dolan 2012 Descendants Trust (the "KMD 2012 Descendants Trust"); the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan (collectively, the "CFD 2021 GC Trusts"); the Ryan Dolan 1989 Trust; and the Tara Dolan 1989 Trust. The Reporting Persons also include Corby Dolan Leinauer as co-trustee of each of the 2009 Family Trusts, the CFD 2010 Grandchildren Trusts and the CFD 2021 GC Trusts; Paul J. Dolan, as co-trustee of the Dolan Children Trust FBO Kathleen M. Dolan, the Dolan Children Trust FBO James L. Dolan and the KMD 2012 Descendants Trust; Matthew J. Dolan, as co-trustee of the Dolan Children Trust FBO Marianne Dolan Weber; Mary S. Dolan, as a co-trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney, each of the 2009 Family Trusts, the CFD 2010 Grandchildren Trusts, the KMD 2012 Descendants Trust and the CFD 2021 GC Trusts; and Richard Baccari, as sole trustee of the MDW 2012 Descendants Trust.
Residence or business address:
Each of:

James L. Dolan:

MSG Rangers Corp.
Two Pennsylvania Plaza
New York, New York 10121

Deborah A. Dolan-Sweeney
Corby Dolan Leinauer
Mary S. Dolan

c/o Cove Neck Point Holdings LLC
Attention: Brian Sweeney
PO Box 509
Oyster Bay, New York 11771

Patrick F. Dolan

c/o Dolan Office LLC
Attention: Dennis Javer
340 Crossways Park Drive
Woodbury, New York 11797

Each of:

Kathleen M. Dolan
Marianne Dolan Weber:

c/o MLC Ventures LLC
Attention: Richard Baccari
PO Box 1014
Yorktown Heights, New York 10598

Paul J. Dolan

Progressive Field
2401 Ontario St.
Cleveland, OH 44115

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Cove Neck Point Holdings LLC, Attention: Brian Sweeney, PO Box 509, Oyster Bay, New York 11771.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kathleen Broderick, Two Pennsylvania Plaza - 27B-001, New York, New York 10121.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kathleen Broderick, Two Pennsylvania Plaza - 27B-001, New York, New York 10121.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Cove Neck Point Holdings LLC, Attention: Brian Sweeney, PO Box 509, Oyster Bay, New York 11771.

2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Office LLC, Attention: Dennis Javer, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber is a trust established under the laws of the State of New York for the benefit of the descendants of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Kathleen M. Dolan 2012 Descendants Trust is a trust established under the laws of the State of Vermont for the benefit of the descendants of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Marianne E. Dolan Weber 2012 Descendants Trust is a trust established under the laws of the State of New York for the benefit of her descendants and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

CFD 2021 GC Trust FBO Kevyn A. Dolan is a trust established under the laws of the State of New York for the benefit of Kevyn A. Dolan and has an address of c/o Dolan Office LLC, Attention: Dennis Javer, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2021 GC Trust FBO Tara E. Dolan is a trust established under the laws of the State of New York for the benefit of Tara E. Dolan and has an address of c/o Dolan Office LLC, Attention: Dennis Javer, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kathleen Broderick, Two Pennsylvania Plaza - 27B-001, New York, New York 10121.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Office LLC, Attention: Dennis Javer, 340 Crossways Park Drive, Woodbury, New York 11797.
Present principal occupation or employment:
James L. Dolan is Executive Chairman, Chief Executive Officer and director of the Issuer, MSGK Knickerbockers, Madison Square Garden Entertainment Corp. ("MSG Entertainment") and Sphere Entertainment Co. ("Sphere Entertainment"). He is also non-executive chairman of AMC Global Media Inc. ("AMC"). MSG Knickerbockers' principal business address is Two Pennsylvania Plaza, New York, New York 10121. MSG Entertainment's principal business address is Two Pennsylvania Plaza, New York, New York 10121.Sphere Entertainment's principal business address is Two Pennsylvania Plaza, New York, New York 10121. AMC's principal business address is Eleven Pennsylvania Plaza, New York, New York 10001.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of the Issuer, MSG Entertainment and Sphere Entertainment. She is President of Heartfelt Wings Foundation, c/o MLC Ventures LLC, PO Box 1014, Yorktown Heights, NY 10598. She also currently serves as the manager of MLC Ventures LLC, a family investment office, PO Box 1014, Yorktown Heights, NY 10598.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

Patrick F. Dolan is the owner and president of Newsday, Long Island's newspaper. Newsday's principal business address is 6 Corporate Center Drive, Melville, NY 11747.

Corby Dolan Leinauer is a Trustee of each of the 2009 Family Trusts.

Mary S. Dolan is the Owner and President of Pro-Am Team Sports, 8940 W. 192nd St., Unit J, Mokena, IL 60448. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

Paul J. Dolan is the Chairman and Chief Executive Officer of the Cleveland Guardians Major League Baseball team, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a director of MSG Knickerbockers, MSG Entertainment and Sphere Entertainment.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All individual Reporting Persons are citizens of the United States. Reporting Persons that are trusts are organized in the jurisdiction set forth in Item 2(b).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 4 of this Schedule 13D is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 6 of this Schedule 13D is incorporated by reference.

On October 26, 2026, MSG Knickerbockers Corp., which was formerly known as Madison Square Garden Sports Corp. ("MSG Knickerbockers"), completed a spin-off of the Issuer, by distributing all of the Common Stock of the Issuer to MSG Knickerbockers' stockholders (the "Distribution"). In connection with the Distribution (i) holders of record of MSG Knickerbockers Class A common stock as of the close of business, New York City time, on October 20, 2026 (the "record date"), received one share of Issuer Class A Common Stock for every two shares of MSG Knickerbockers Class A common stock held, (ii) holders of record of MSG Knickerbockers Class B common stock as of the record date received one share of Issuer Class B Common Stock for every two shares of MSG Knickerbockers Class B common stock held, (iii) holders of MSG Knickerbockers director restricted stock units received one share of Issuer Class A Common Stock in respect of every two MSG Knickerbockers director restricted stock units owned on the record date, (iv) holders of options to acquire every two MSG Knickerbockers Class A common stock received options to acquire one share of Issuer Class A Common Stock, and (v) holders of MSG Knickerbockers employee restricted stock units received one Issuer restricted stock unit in respect of every two MSG Knickerbockers employee restricted stock unit owned on the record date.

As a result of the Distribution, on October 26, 2026, the Group Members acquired and may be deemed to beneficially own an aggregate of 2,328,652 shares of Class A Common Stock arising from their beneficial ownership of (i) 297,880 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as directors), and (ii) 2,030,772 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 19.2% of the total shares of the Issuer's Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,030,772 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing 89.7% of outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as defined below). Also as a result of the Distribution, Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members acquired and may be deemed to beneficially own an aggregate of 258,108 shares of Class A Common Stock arising from their beneficial ownership of (i) 24,126 shares of Class A Common Stock, and (ii) 233,982 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that any such person is the beneficial owner of such securities. The percentages used herein with respect to the Class A Common Stock are calculated based on 9,840,536 shares of Class A Common Stock and 2,264,754 shares of Class B Common Stock issued and outstanding immediately following the Distribution.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer's financial position, the price levels of the outstanding shares of Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer's capital stock as they deem appropriate, including, without limitation, purchasing shares of Class A Common Stock, selling shares of the Issuer's capital stock, taking any action to change the composition of the Issuer's board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 4 of this Schedule 13D is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Schedule 13D, which are incorporated by reference. See Exhibit A for supplemental information regarding the beneficial ownership of Class A Common Stock by the Group Members and other individuals who are not Group Members but are trustees of trusts that are Group Members. See Exhibit B for additional information regarding the Reporting Persons that are trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, Exhibit A and Exhibit B.
Transactions in the class effected during the past sixty days: See Item 4 above, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: See Exhibit B.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
THE CLASS B STOCKHOLDERS' AGREEMENT

The Group Members have executed a Class B Stockholders Agreement (the "Class B Stockholders' Agreement"), which is filed as Exhibit 1 to this Schedule 13D. As a result of this agreement and action taken by the Issuer's board of directors, the Issuer qualifies as a "controlled company" under the rules of the New York Stock Exchange.

Voting. Under the Class B Stockholders' Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee consists of Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne E. Dolan Weber, Patrick F. Dolan and James L. Dolan or their designees (collectively, the "Dolan Siblings"). Each Dolan Sibling, other than Patrick F. Dolan, is entitled to one vote on all matters to be voted on by the Dolan Family Committee (such Dolan Siblings, the "Voting Siblings"), except that James L. Dolan is entitled to two votes on all matters voted on by the Dolan Family Committee. The Dolan Family Committee generally acts by vote of a majority of the Voting Siblings, except that approval of a going-private transaction must be approved by a two-thirds vote of the Voting Siblings and approval of a change in control transaction must be approved by all but one vote of the Voting Siblings. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the "Excluded Trusts"). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that Excluded Trusts holding two-thirds of the Class B Common Stock owned by Excluded Trusts will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the approval of the Voting Siblings, acting by a two-thirds vote (excluding the vote of any Voting Sibling requesting such transfer), a Class B Stockholder may not transfer shares of Class B Common Stock other than to descendants of Charles F. Dolan and Helen A. Dolan and certain related persons (each such person, a "Permitted Holder"), unless such shares are first converted into shares of Class A Common Stock. In addition, no Class B Stockholders will be permitted to transfer their shares of Class B Common Stock other than to a Permitted Holder, if such transfer would result in a change in control of the Issuer, unless such transfer is approved by all but one vote of the Voting Siblings.

Market Sale. Subject to the other transfer provisions and limited exceptions, the parties to the Class B Stockholders' Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) by a party in an open market sale (a "Market Sale").

Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders' Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders' Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Class B Stockholders' Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Class B Stockholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the Class B Stockholders' Agreement, which is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENTS

All Group Members that hold shares of Class B Common Stock other than the Dolan Children Trusts (the "Dolan Affiliates") have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 2 (the "Dolan Affiliates Agreement"), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 3 (the "Dolan Children Trusts Agreement" and, together with the Dolan Affiliates Agreement, the "Registration Rights Agreements").

Under the Registration Rights Agreements, the Dolan Family Holders (as defined in the Dolan Affiliates Agreement) and the Children Trust Holders (as defined in the Dolan Children Trusts Agreement) are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on up to four occasions in the aggregate and are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.

In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.

The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are incorporated herein by reference.

STANDSTILL AGREEMENT

The Group Members have entered into a Standstill Agreement with the Issuer, which is filed as Exhibit 4 to this Schedule 13D, in which they have agreed that, during the 12-month period following the Distribution, they must obtain the approval of a majority of the Issuer's independent directors prior to acquiring common stock of the Issuer through a tender offer that results in the Group Members owning more than 50% of the total number of outstanding shares of common stock of the Issuer.

The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.

NOTE AND COLLATERAL AGREEMENT

The following shares of Class A Common Stock of the Issuer are pledged to JPMorgan Chase Bank, N.A. ("JPM") pursuant to (a) the Secured Margin Line of Credit Note, dated as of February 25, 2026, made by James L. Dolan, as borrower (the "Borrower"), in favor of JPM (the "Note"), and (b) the Margin Line of Credit Collateral Agreement, dated as of February 25, 2026, among CFD 2009 Family Trust LLC, CFD 2009 Children's Trust LLC and JPM (the "Collateral Agreement"), to secure all obligations of the Borrower under the Note: (i) 94,806 shares of Class A Common Stock of the Issuer held by James L. Dolan, (ii) 2,215 shares of Class A Common Stock of the Issuer held by CFD 2009 Family Trust LLC, a subsidiary of Charles F. Dolan 2009 Family Trust FBO James L. Dolan, and (iii) 14,624 shares of Class A Common Stock of the Issuer held by CFD 2009 Children's Trust LLC, a subsidiary of Charles F. Dolan Children Trust FBO James L. Dolan ((i) to (iii) collectively, the "Collateral"). Upon the occurrence of certain events that are customary with this type of transaction, JPM may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Note and the Collateral Agreement. Copies of the Note and the Collateral Agreement are attached as Exhibits 5 and 6, respectively, to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Supplemental Beneficial Ownership Information

Exhibit B Trust and Beneficiary List

Exhibit C Powers of Attorney for each of:
Patrick F. Dolan
Kathleen M. Dolan
Marianne Dolan Weber
Deborah A. Dolan-Sweeney
Corby Dolan Leinauer
Mary S. Dolan
Paul J. Dolan
Matthew J. Dolan
Charles F. Dolan Children Trust FBO Kathleen M. Dolan
Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
Charles F. Dolan Children Trust FBO Marianne Dolan Weber
Charles F. Dolan Children Trust FBO James L. Dolan
Charles F. Dolan 2009 Family Trust FBO James L. Dolan
Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
Ryan Dolan 1989 Trust
Tara Dolan 1989 Trust
CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
Kathleen M. Dolan 2012 Descendants Trust
Marianne E. Dolan Weber 2012 Descendants Trust
CFD 2021 GC Trust FBO Kevyn A. Dolan
CFD 2021 GC Trust FBO Tara E. Dolan

Exhibit D Joint Filing Agreement, dated November 2, 2026.

Exhibit 1 *Class B Stockholders' Agreement, dated as of October 2, 2026.

Exhibit 2 Registration Rights Agreement, dated as of October 2, 2026, between MSGS Spinco, Inc (renamed MSG Rangers Corp.) and the Dolan Family Affiliates (incorporated herein by reference to Exhibit 4.2 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 27, 2026).

Exhibit 3 Registration Rights Agreement, dated as of October 2, 2026, between MSGS Spinco, Inc (renamed MSG Rangers Corp.) and the Charles F. Dolan Children Trusts (incorporated herein by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 27, 2026).

Exhibit 4 Standstill Agreement, dated as of October 2, 2026, between MSGS Spinco, Inc (renamed MSG Rangers Corp.) and the Group Members (incorporated herein by reference to Exhibit 10.7 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on October 27, 2026).

Exhibit 5: *Secured Margin Line of Credit Note, dated as of February 25, 2026.

Exhibit 6: *Margin Line of Credit Collateral Agreement, dated as of February 25, 2026.

*Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10). The omitted information is not material and is of the type that the Reporting Persons treat as private or confidential.

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (11/02/2026)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact (11/02/2026)
- Marianne Dolan Weber: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact (11/02/2026)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (11/02/2026)
- Patrick F. Dolan: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (11/02/2026)
- Corby Dolan Leinauer, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (11/02/2026)
- Mary S. Dolan, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (11/02/2026)
- Paul J. Dolan, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (11/02/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact for Kathleen M. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Paul J. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact for Kathleen M. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact for Kathleen M. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact for Kathleen M. Dolan, Trustee (11/02/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Paul J. Dolan, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- Ryan Dolan 1989 Trust: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact for Kathleen M. Dolan, Trustee (11/02/2026)
- Tara Dolan 1989 Trust: /s/ Richard Baccari, Richard Baccari as Attorney-in-Fact for Kathleen M. Dolan, Trustee (11/02/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Paul J. Dolan, Trustee (11/02/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Richard Baccari, Richard Baccari, Trustee (11/02/2026)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (11/02/2026)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (11/02/2026)